As filed with the Securities and Exchange Commission on March 12, 1997


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 8-B

                    FOR REGISTRATION OF SECURITIES OF CERTAIN
                                SUCCESSOR ISSUERS

                   Filed Pursuant to Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934
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                              HRE Properties, Inc.
             (Exact Name of Registrant as Specified in its Charter)

             Maryland                                         04-2458042*
   (State or Other Jurisdiction                            (I.R.S. Employer
 of Incorporation or Organization)                      Identification Number)

                               321 Railroad Avenue
                          Greenwich, Connecticut 06830
                                  203-863-8200

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
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Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                      Name of Each Exchange on which
       to be so Registered                      Each Class is to be Registered
       -------------------                      ------------------------------

Common Stock, par value $.01 per share,        The New York Stock Exchange, Inc.
including associated Preferred Share
         Purchase Rights


Securities to be registered pursuant to Section 12(g) of the Act:


       Title of Each Class                      Name of Each Exchange on which
       to be so Registered                      Each Class is to be Registered
       -------------------                      ------------------------------

           -None-                                       -None-

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* I.R.S. Employer  Identification  Number of HRE Properties,  the predecessor to the registrant prior to the Reorganization described in Registration Statement No. 333-19113-01.

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         This Registration Statement on Form 8-B is filed to register the securities of HRE Properties, Inc., a Maryland corporation (the "Registrant").

Item 1.           General Information.

         The Registrant was incorporated under the laws of The State of Maryland on December 30, 1996. The Registrant's fiscal year-end is the twelve-month period ending October 31 of each year.

Item 2.           Transaction of Succession.

         The predecessor company, HRE Properties, a Massachusetts business trust (the "Predecessor"), had securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 at the time of succession.

         Pursuant to a Plan of Reorganization dated as of December 30, 1996 (the "Plan of Reorganization") between the Registrant and the Predecessor, the Predecessor merged (the "Merger") with and into the Registrant, the separate existence of the Predecessor ceased, and the Registrant was the surviving entity of the Merger. The Registrant possesses all the property, rights, privileges and powers, and is subject to all of the liabilities, obligations and duties of the Predecessor.

         Upon consummation of the Merger, each issued and outstanding common share of beneficial interest in the Predecessor was converted into one share of Common Stock, par value $.01 per share, of the Registrant (the "Common Stock"), and each outstanding Preferred Share Purchase Right to purchase preferred shares (or other securities or property) of the Predecessor under certain circumstances now represents one right to purchase shares of preferred stock (or other securities or property) of the Registrant under certain circumstances.

Item 3.           Securities to be Registered.

         The Registrant has authorized 70,000,000 shares of Common Stock, of which 5,364,755 shares were issued and outstanding as of March 12, 1997. Each issued and outstanding share of Common Stock also represents one Preferred Share Purchase Right which entitles the holder thereof to purchase shares of preferred stock (or other securities or property) of the Registrant under certain circumstances. None of these securities are issued and held for the account of the Registrant.

Item 4.           Description of Registrant's Securities to be Registered.

         With respect to the Common Stock, Registrant's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on December 31, 1996 (No. 333-19113-01), together with all amendments thereto, now or hereafter filed, is hereby incorporated by reference into this Form 8-B.






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Item 5.           Financial Statements and Exhibits.

         Pursuant to Part (a) of the Instructions as to Financial Statements, no financial statements are required to be filed with this Form 8-B. Listed below are the exhibits filed as part of this Form 8-B.

     Exhibit
     Number         Description of Exhibit
     ------         ----------------------

       1. Registrant's Registration Statement on Form S-4 filed with the Commission on December 31, 1996 (No. 333-19113-01), as amended (the "1933 Act Registration Statement"), is hereby incorporated by this reference.

       2. Plan of Reorganization, dated as of December 30, 1996, between Predecessor and Registrant. Incorporated by reference to Exhibit 2.1 of the 1933 Act Registration Statement.

       3. Registrant's Certificate of Incorporation. Incorporated by reference to Exhibit 3.1 of the 1933 Act Registration Statement.

       4.           Registrant's  By-laws.  Incorporated by reference to Exhibit
                    3.2 of the 1933 Act Registration Statement.

       5. Registrant's Registration Statement on Form 8-K filed with the Commission on March 12, 1997 is hereby incorporated by this reference.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut on March 12, 1997.

                                      HRE PROPERTIES, INC.

                                      By:     /s/ James R. Moore
                                              ----------------------------------
                                              James R. Moore,
                                              Executive Vice President - Chief
                                              Financial Officer